May 17, 2023

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Registration Statement on Form F-1 Submitted April 3, 2023 File No. 333-271067

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 12, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed April 3, 2023

Taxation, page 98

1.

We note that opinion no. 4 of the legal opinion filed as Exhibit 5.1 explains that statements in the "Taxation" section, to the extent that they constitute statements of Cayman Islands law, are the opinion of Harney Westwood & Riegels Singapore LLP. Please revise this section to state that the disclosure with respect to Cayman Islands tax law is the opinion of Harney Westwood & Riegels Singapore LLP.

Response: We respectfully advise the Staff that we have amended the disclosure on page 98 to disclose that the statements made herein regarding Cayman Islands tax considerations is the opinion of Harney Westwood & Riegels Singapore LLP, our Cayman Islands legal counsel.

General

2.

We note that you "expect to name four additional directors, three of them independent directors, upon the SEC’s declaration of effectiveness ... ." If such director nominees are currently known, please file a consent for each director nominee. Refer to Securities Act Rule 438.

Response: We respectfully advise the Staff that we have removed the relevant disclosure on page 75.

3.

Please ask counsel to revise its opinion to reflect the number of shares to be offered, including any over-allotments, and include an opinion on the legality of the warrants being offered. Refer to Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that included an updated opinion from Harney Westwood & Riegels Singapore LLP as exhibit 5.1.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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